EXHIBIT 99.1

For Immediate Release	Date: January 16, 2024
24-4-TR

Teck Named to 2024 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2024 Global 100 Most Sustainable Corporations by Corporate Knights, marking the sixth straight year Teck has been named to the list.

“Teck is focused on being a responsible, trusted provider of critical minerals that are essential for a low-carbon future,” said Jonathan Price, President and CEO. “Our people work hard to produce the metals and minerals used in everything from renewable energy to electric vehicles in a socially and environmentally responsible manner.”

The Global 100 companies are selected from over 6,700 publicly-traded companies with more than US$1 billion in revenues. Companies were evaluated based on a rigorous assessment including sector-specific sustainability metrics, such as water, energy and GHG productivity, safety performance, and board and executive diversity. More information can be found here: click here.

Teck was also previously named one of the Best 50 Corporate Citizens by Corporate Knights for the 17th consecutive year in 2023 and in 2023 was named as one of Canada’s Top 100 Employers for the seventh consecutive year.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com